DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Andrew M. Davisson andrew.davisson@dlapiper.com T 919.786.2052 F 919.786.2200

July 30, 2015

Jennifer Gowetski, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Resource Real Estate Opportunity REIT II, Inc. (the “Company”)
Post-Effective Amendment No. 6 to Registration Statement on Form S-11
Filed July 22, 2015
File No. 333-184476

Dear Ms. Gowetski:

We are writing to provide additional information in response to our telephone conversation on July 30, 2015 regarding the Company’s Post-Effective Amendment No. 6 to its Registration Statement on Form S-11, filed July 22, 2015. For your convenience, we have reproduced your verbal comments below, along with our responses.

General

1.	Please include disclosure in future prospectus supplements and post-effective amendments that compares the Company’s net income or earnings to distributions paid in the same period. Please also include disclosure in a risk factor or otherwise that describes the dilutive impact on stockholders of the payment of distributions in excess of net income or earnings.

Response: The Company undertakes to include the requested disclosure in future prospectus supplements and post-effective amendments to its registration statement.

2.	To the extent that the Company reimburses its advisor and other related parties for certain expenses and a portion of such reimbursements are allocated to the salaries of the Company’s executive officers, please include the amount of such salary allocations in the disclosure of the compensation paid by the Company to its advisor and other related parties.

Response: The Company undertakes to include the requested disclosure in future prospectus supplements and post-effective amendments to its registration statement.

Jennifer Gowetski, Senior Counsel

U.S. Securities and Exchange Commission

July 30, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at andrew.davisson@dlapiper.com or by phone at (919) 786-2052 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Andrew M. Davisson

Andrew M. Davisson

cc:	Shelle Weisbaum